P.E/
5-21-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2002
(May 21, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

P

Exhibit Index
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Annexed hereto as Exhibit A is a release of British Sky Broadcasting Group plc ("BSkyB") relating to the receipt of a notification from Friedland Finance (Number One) Limited dated May 21, 2002.

Annexed hereto as Exhibit B is a release of BSkyB relating to the receipt of a notification from Friedland Finance (Number Two) Limited dated May 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: May 21, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

21 May 2002

BRITISH SKY BROADCASTING GROUP PLC

NOTIFICATION OF DISPOSAL OF SHARES

The Board of British Sky Broadcasting Group plc ("the Company" as referred to below) has received the following notification from Friedland Finance (Number One) Limited concerning the recent disposal of shares in the Company which were formerly registered in the name of Vivendi Universal SA:

Notification concerning interests in shares

1. We, Friedland Finance (Number One) Limited of 15 Appold Street, London EC2A 2HB, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2. This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us by, the said Section and arising out of the transaction referred to in paragraph 3 below.

3. On 20 May 2002 we ceased to be interested, within the meaning of Sections 203 and 208 of the Act, in 196,989,203 Ordinary Shares of 50p each in the capital of the Company.

4. Immediately following the transaction referred to in paragraph 3 above, we no longer had a notifiable interest (within the meaning of Section 199(2) of the Act) in the relevant share capital of the Company.

For further information, please contact:

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Tel: 020 7705 3000

Exhibit B

21 May 2002

BRITISH SKY BROADCASTING GROUP PLC

NOTIFICATION OF DISPOSAL OF SHARES

The Board of British Sky Broadcasting Group plc ("the Company" as referred to below) has received the following notification from Friedland Finance (Number Two) Limited concerning the recent disposal of shares in the Company which were formerly registered in the name of Vivendi Universal SA:

Notification concerning interests in shares

1. We, Friedland Finance (Number Two) Limited of 15 Appold Street, London EC2A 2HB, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2. This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us by, the said Section and arising out of the transaction referred to in paragraph 3 below.

3. On 20 May 2002 we ceased to be interested, within the meaning of Section 203 and 208 of the Act, in 203,607,595 Ordinary Shares of 50p each in the capital of the Company.

4. Immediately following the transaction referred to in paragraph 3 above, we no longer had a notifiable interest (within the meaning of Section 199(2) of the Act) in the relevant share capital of the Company.

For further information, please contact:

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Tel: 020 7705 3000